Contact

www.linkedin.com/in/mayankrjain
(LinkedIn)

Top Skills

Databases
Web Applications
Cloud Computing

Languages

Gujarati (Elementary)
English (Full Professional)
Hindi (Full Professional)

Mayank Jain

Co-founder, Terra.do
Surat

Summary

Specialties: Building technology that
a) works
b) is usable
c) is extremely simple

Experience

Terra.do
Co-Founder
April 2020 - Present (2 years 1 month)
Surat, Gujarat, India

Terra.do is an online school for anyone who wants to work on solving climate change. Our thesis is that millions of individuals will need to transition into climate work over the next 10 years, and Terra wants to be the online platform to make that happen.

This is how it works. We select talented individuals who care about climate, take them through an intensive 12-week online bootcamp taught by top experts and then get them to work on high-impact climate projects that leverage their skills through our online collaboration platform.

Educe Consulting
Partner
April 2011 - Present (11 years 1 month)
Surat, Gujarat, India

Educe Consulting builds resource management, planning & accounting software primarily focused on textile manufacturing units in Surat.

ATISHAE WEB PRIVATE LIMITED
Director
April 2018 - December 2021 (3 years 9 months)
Surat, Gujarat, India

Atishae Web Private Limited is a high quality, high performance software engineering company with its development center in Surat, Gujarat. AWPL has

delivered world-class enterprise software that has been used by many of the Fortune 500 -- including DOW Chemicals, Tyco, Boeing, Pfizer and more!

Mayank has been responsible for solution architecture and delivery, technology choices and design at AWPL.

ATISHAE WEB PRIVATE LIMITED
Director
August 2001 - March 2011 (9 years 8 months)

Atishae Web Private Limited is a high quality, high performance software engineering company with its development center in Surat, Gujarat. AWPL has delivered world-class enterprise software that has been used by many of the Fortune 500 -- including DOW Chemicals, Tyco, Boeing, Pfizer and more!

Mayank has been responsible for solution architecture and delivery, technology choices and design at AWPL.

RightHalf.com
Founder & CTO
September 1999 - January 2001 (1 year 5 months)

Founder & CTO: Product Design, Technology choices, Implementation Architecture, Overview, Performance benchmarks and all the other good things.

RightHalf: 'India's first campus startup' (BusinessWorld Cover Story Feb 14, 2000), RightHalf was acquired by Purpleyogi (now Stratify) in Jan 2001.

Education

Indian Institute of Technology, Bombay
B.Tech, Civil Engineering · (1996 - 2000)

Seth Anand Ram Jaipuria Public School, Kanpur
ISC · (1984 - 1996)